Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Citigroup Inc.:
We consent to the use of our report dated February 21, 2020 with respect to the consolidated balance sheet of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and the effectiveness of Citigroup’s internal control over financial reporting as of December 31, 2019, incorporated by reference in this registration statement of Citigroup on Form S-8 relating to the issuance of shares under the Citigroup 2019 Stock Incentive Plan (as amended and restated as of April 21, 2020).

/s/ KPMG LLP
New York, New York
May 15, 2020